
July 11, 2011

Ms. Stacey Fling
Chief Executive Officer and Principal Financial Officer
Li-on Motors Corporation
4894 Lone Mountain #168
Las Vegas, Nevada 89130

> **Re:** **Li-on Motors Corporation**
> **Form 10-K for the year ended July 31, 2010**
> **Filed November 2, 2010**
> **Form 10-Q for the period ended January 31, 2011**
> **Filed March 17, 2011**
> **Form 10-Q for the period ended April 30, 2011**
> **Filed June 14, 2011**
> **File No. 000-33391**

Dear Ms. Fling:

We have reviewed your response dated June 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2010

Financial Statements, page 19

Consolidated Statements of Operations, page 20

1. Please refer to our prior comment 3. We note your disclosure on page 4 that you entered into a License Agreement with Lithium Electric Vehicle Corp. ("LEVC") providing for your license to LEVC of certain of your patent applications and technologies for electric vehicles and other applications and the purpose of the license is to expand sales of your current line of products by the manufacture and sale of such products in Canada. Based on the aforementioned disclosures, we note that this license is part of your ongoing operations and directly related to your business. Accordingly, since you present a caption showing "loss from continuing operations" in your statement of operations, in future filings, please revise the statement to present revenues and expenses associated with this license so that they are included in the calculation of the loss from continuing operations amount. Although you are not required to present that caption, to the extent you do so, please see the guidance provided at Rule 5-03 of Regulation S-X to assist in your presentation.

2. Please refer to our period comment 4. Please respond to the following:
   - Please quantify the amount of duplicate invoices that had already been paid by the company.
   - Tell us the impact of the existence of duplicated and unpaid invoices on your management's conclusions as to the effectiveness of your internal control over financial reporting as well as your consideration as to whether you had any material weaknesses therein.
   - Please also quantify the amount of invoices that were written off due to non-payment and age. Clarify for us why you believe the passage of time provides you the basis for de-recognizing these liabilities. Cite the authoritative GAAP guidance upon which you based your accounting.

Notes to Consolidated Financial Statements, page 23

Note 6. Other Current Assets, page 29

3. Please refer to our prior comment 6. We see from your attached schedule that the amount relates to product liability rather than a warranty. Please revise future filings to describe this asset in more detail and to discuss the reason for changes in its balance.

Item 9A (T). Controls and Procedures, page 36

Management's Annual Report on Internal Control over Financial Reporting, page 37

4. While we see from your response to our prior comment 9 that you believe that due to the hiring of an audit staff person in 2010 your internal control over financial reporting was effective as of July 31, 2010, this does not appear to be consistent with your disclosure at the top of page 37 where you discuss the existence of significant deficiencies and material weaknesses as of July 31, 2010. Please tell us when you hired the additional staff and when you believe the significant deficiencies and material weaknesses were remediated. Also, revise future filings, including any amendments, to explain in detail the nature and timing of your remediation efforts and to remove any inconsistent statements within your disclosures.

5. Please refer to our prior comment 10. It appears that you have provided two separate and conflicting conclusions regarding the effectiveness of your disclosure controls and procedures. Specifically, in the first paragraph on page 37 you indicate that your disclosure controls and procedures were ineffective as a result of a significant deficiency and material weakness, yet in the paragraph included as part of Limitations on the Effectiveness of Controls further below on page 37, you indicate that your disclosure controls and procedures are effective. Please tell us what was your management's conclusion regarding the effectiveness of your disclosure controls and procedures as of July 31, 2010 and explain the basis for management's conclusion. As part of your assessment, please tell us how you considered the fact that you provided two separate conclusions regarding your disclosure controls and procedures. Based on this error in your disclosure, it does not appear that as of the end of the period covered by this report your disclosure controls and procedures ensured that information required to be disclosed in your filings was recorded, processed, summarized and reported accurately. Please amend your filing to provide one conclusion that your disclosure controls and procedures were not effective as of July 31, 2010, or alternatively, explain how your officers considered the aforementioned error in your disclosure in concluding that your disclosure controls and procedures were nevertheless effective as of July 31, 2010.

Form 10-Q for the Quarter Ended January 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations for the Three and Six months Ended January 31, 2011, page 18

Electric Vehicle Operations, page 18

6. Please refer to our prior comment 12. Please revise your Results of Operations disclosures in future filings to discuss your results in their entirety. Amounts presented and discussed herein as part of MD&A should agree with or be reconciled to those presented on your Statement of Operations.

Form 10-Q for the Quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statements, page 9

Note 9. Long-Term Debt, page 14

7. We note your disclosures with regards to the Note payable to Starglow Asset, Inc. and Winsor Capital indicate that notes were paid in full, however, it appears rather that these amounts were converted to common shares. Please revise the line item in future filings to clearly indicate the loans were converted to stock.

8. Reference is made to Notes (2) and (5). We note that Starglow and Winsor converted the entire $3 million and $2 million in outstanding loans, respectively, and in conjunction with their conversions you issued stock purchase warrants which entitle both Starglow and Winsor to purchase shares at $.001 per share. Please tell us how you accounted for the issuance of the warrants in your financial statements.

Note 14. Commitments and Contingencies, page 18

License Agreement, page 19

9. We see your discussion that $1,750,000 was issued in the form of a note receivable from LVEC during the quarter. Please address the following:

- tell us what the company is providing LVEC or is otherwise required to do for LVEC in exchange for the note;
- tell us the accounting entry made to record the note;
- tell us the expected amount and timing of any income to be recorded under the agreement in connection with the note;
- tell us if there is a due date on the note and also tell us how you assessed collectability of the note considering LVEC's delinquency on part of the $1 million cash portion of the license payment due under the agreement.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations for the Three and Nine Months Ended April 30, 2011, page 21

10. We note that your sales decreased significantly during the period but do not see where you discussed the reasons for the decrease in sales. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. The analysis should reveal underlying material causes of the factors

described and any known or expected future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A in future filings. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief